Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

April 13, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Resources Development Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 23, 2011
File No. 333-171727

Dear Mr. Schwall:

On behalf of China Resources Development Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 6, 2011, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement filed on March 23, 2011.  We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Sirimal R. Mukerjee.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
We remind you of prior comment 17 and reissue prior comment 1 from our letter to you dated March 15, 2011. In your response, please reference the exhibits to which the prior comments relate. Please also indicate where in the filing, including by page number, your proposed revisions are located. File all remaining exhibits with the next amendment or explain why that is not practicable, in which case, please tell us when you expect to file any that remain missing.

Securities and Exchange Commission

April 13, 2011

In response to prior comment 1 from the Staff’s March 15, 2011 letter, we are filing the opinion of Conyers Dill & Pearman (Exhibit 5.1) and the form of letter agreement (“Letter Agreement”) among the Company, Lazard Capital Markets LLC and each of the Company’s officers, directors and initial shareholders (Exhibit 10.1) as requested.  The Letter Agreement is also the exhibit referenced in prior comment 19 from the Staff’s February 14, 2011 letter.

In response to prior comment 17 from the Staff’s March 15, 2011 letter, we are filing the form of Underwriting Agreement (Exhibit 1.1) with Amendment No. 3 as requested.

All of the other exhibits referenced in the Registration Statement have been previously filed.

We have indicated where in the filing, including by page number, proposed revisions in response to the Staff’s comments set forth below are located as requested.

2.
We note your response to prior comment 3 from our letter to you dated March 15, 2011. Rather than stating that the description “appears elsewhere,” please revise to provide a cross reference to such discussion.

We have revised the disclosure in the section titled “Prospectus Summary” on page 3 of the Registration Statement as requested.

3.
Please provide us with a detailed analysis of how your proposed structure complies with NASDAQ Stock Market Rule IM-5101-2, in light of your ability to use trust proceeds to buy ordinary shares prior to a vote. See Rule IM-5101-2(a).

The Company’s structure meets all of the requirements of NASDAQ Stock Market Rule IM-5101-2.  Furthermore, the NASDAQ Stock Market has reviewed the Company’s Registration Statement and eligibility materials and has not raised any issue with respect to the Company’s ability to use trust proceeds to buy ordinary shares prior to a vote.  With respect to NASDAQ Stock Market Rule IM-5101-2(a) (“Rule IM-5101-2(a)”), such rule reads as follows:

“At least 90% of the gross proceeds from the initial public offering and any concurrent sale by the company of equity securities must be deposited in a trust account maintained by an independent trustee, an escrow account maintained by an “insured depository institution,” as that term is defined in Section 3(c)(2) of the Federal Deposit Insurance Act or in a separate bank account established by a registered broker or dealer (collectively, a “deposit account”).”

Securities and Exchange Commission

April 13, 2011

Upon consummation of the Company’s initial public offering, 100% of the gross proceeds of the initial public offering will be deposited into a trust account.  Accordingly, we believe the Company satisfies the requirements of Rule IM-5101-2(a) since it is depositing at least 90% of the gross proceeds from the initial public offering in trust.  We note that Rule IM-5101-2(a) does not prohibit a company from utilizing the funds in the trust account prior to the consummation of a business combination, whether to repurchase shares as currently contemplated in the Registration Statement or to withdraw interest to pay for working capital requirements and tax obligations.  We therefore do not believe the Company’s ability to utilize trust fund proceeds to repurchase shares violates the requirements set forth in Rule IM-5101-2(a).

Furthermore, we believe the intent behind Rule IM-5101-2(a) is to protect public shareholders by guaranteeing that they would receive at least 90% of the purchase price paid for their securities in the event such shareholders are not in favor of a proposed business combination or the company is required to liquidate.  The purchase of securities by the Company using trust fund proceeds will not reduce the per-share amount public shareholders will receive upon conversion or repurchase of their shares or if the Company is forced to liquidate. To the contrary, because the Company will not pay more than the per-share amount held in trust and may actually pay less in connection with permitted repurchases, any lower purchase price will result in an increase to the per-share conversion or liquidation amount for the remaining shareholders.

Based on the foregoing, we believe the Company’s proposed structure complies with NASDAQ Stock Market Rule IM-5101-2.

Prospectus Summary, page 1

The Offering, page 4

4.
We note your response to prior comment 7 from our letter to you dated March 15, 2011. We further note your response to prior comment 17 from our letter to you dated February 14, 2011, that because the repurchases will cease upon the date immediately prior to shareholder vote or the commencement of the tender offer process, as the case may be, such repurchases would not be subject to the tender offer rules. Please provide an analysis in your next response letter relating to the applicability of Exchange Act Rule 14e-5 to the referenced repurchases. In your analysis, please address whether the announcement of the business combination would be deemed the equivalent of the announcement of a tender offer for this purpose. Please revise your disclosure to discuss any changes to the timing of the repurchases, as appropriate.

Securities and Exchange Commission

April 13, 2011

The Company has determined to revise the timing relating to its ability to make purchases of its own securities as described in the Staff’s comment.  The Company has determined that such purchases will only take place if it has determined to seek shareholder approval for a proposed initial business combination instead of engaging in a tender offer.  The purchases will occur at any time commencing after the filing of a preliminary proxy statement for the Company’s initial business combination and ending on the date immediately prior to the vote held to approve such business combination.  We have revised the disclosure in the section titled “Proposed Summary” on pages 14 and 15 of the Registration Statement, in the section titled “Proposed Business – Permitted Repurchases of our Securities” on page 69 of the Registration Statement, in the section titled “Proposed Business – Mechanisms Which Make it Easier to Consummate a Business Combination” on page 82 of the Registration Statement, in the Financial Statements on page F-7, in Section 156(7) of the Company’s amended and restated memorandum and articles of association (Exhibit 3.1) and in Section 2(c) of the Company’s Investment Management Trust Agreement (Exhibit 10.2) to clarify the foregoing.  Because such purchases may now only take place in connection with a shareholder vote and not in connection with a tender offer, we respectfully believe that Rule 14e-5e is no longer applicable as purchases would not be made when a tender offer is being undertaken by the Company.

5.
We note your response to prior comment 8 from our letter to you dated March 15, 2011, that you will rely on the exemption provided by Section 3(a)(9) to the extent applicable and that if that exemption is not available, you will rely on another exemption. Please revise your disclosure to describe the other exemptions upon which you may rely. In the alternative, please revise to remove references to any other exemptions.

We have revised the disclosure in the section titled “Prospectus Summary – Warrants – Exercise price” on page 6 of the Registration Statement, in the section titled “Risk Factors” on page 22 of the Registration Statement, in the section titled “Description of Securities – Warrants” on page 99 of the Registration Statement and in the Financial Statements on page F-10 to remove the reference to “another exemption” as requested.

Directors and Executive Officers, page 83

6.
We note your added disclosure at page 87 relating to the TG Gold Holdings Limited litigation. Please expand on what is meant by “legal representative” in that context. In addition, please update and expand your disclosure regarding the litigation. For example, and without limitation, please briefly describe the factual allegations against the company and Mr. Lee, and disclose the nature and amount of any damages being sought.

Securities and Exchange Commission

April 13, 2011

We have revised the disclosure in the section titled “Management – Litigation” on page 87 of the Registration Statement as requested.

Legal Matters, page 122

7.	We reissue the last sentence of prior comment 18 from our letter to you dated March 15, 2011.

The footnote referenced in the Staff’s prior comment 18 from its March 15, 2011 letter was mistakenly included due to an error made by the Company’s filing agent.  Such footnote has now been deleted from the disclosure.

Exhibits and Financial Statement Schedules, page II-2

8.
We refer you to prior comment 23 from our letter to you dated March 15, 2011. Please file as an exhibit the referenced “undertaking,” and also explain further your position insofar as you suggest in the first sentence under “Taxation” that you summarized the material United States federal income tax consequences. In the circumstances, it appears that you should file the corresponding opinion as an exhibit.

With respect to the first part of the Staff’s comment, the Company has not received the above-referenced undertaking at this time, although the Company has applied for it.  We have revised the disclosure in the section titled “Prospectus Summary” on page 1 of the Registration Statement and in the section titled “Taxation” on page 109 of the Registration Statement to clarify the foregoing.  The Company has been advised by Cayman Islands counsel that such undertaking will likely not be received by the Company for approximately six weeks, although the issuance of such undertaking is a formality and is never withheld.

With respect to the second part of the Staff’s comment, Form S-1 does not require the inclusion of a section addressing the tax consequences of acquiring, owning or disposing of an issuer’s securities.  Notwithstanding this fact, the Company determined to include a general summary of the material United States federal income tax consequences in the Registration Statement in order to provide additional information to investors.  However, such section does not include any actual representations as to the tax consequences to investors in the offering.  Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement only if actual representations as to tax consequences are set forth in the registration statement.  Since the tax section included in the Registration Statement does not provide actual representations, we respectfully continue to believe that no tax opinion is necessary.

Securities and Exchange Commission

April 13, 2011

To further clarify that no actual tax representations are being provided, we have revised the disclosure in the section titled “Taxation” on pages 109 and 110 of the Registration Statement to clarify that the section is merely a general summary of the material United States federal income tax consequences and that since such discussion is merely a general summary and does not provide any actual representations as to any tax consequences of the acquisition, ownership and disposition of the Company’s securities, each prospective investor is urged to consult its own tax advisors with respect to the United States federal, state, local and foreign tax consequences to such investor of the acquisition, ownership and disposition of the Company’s securities.  We have further revised the disclosure to indicate that the Company has not sought, and will not seek, any ruling from the Internal Revenue Service or any opinion of counsel with respect to the general summary of the tax consequences discussed in such section, and there can be no assurance that the Internal Revenue Service will not take a position contrary to the general summary of the tax consequences discussed in such section or that any position taken by the Internal Revenue Service would not be sustained.

Signatures, page II-5

9.
Please ensure that each signatory has signed your registration statement and that each signature block is dated. In this regard, we note that the signature block for your authorized U.S. representative does not provide the precise date on which it was signed.

The Staff’s comment is duly noted.  We will ensure that each signatory has signed the Registration Statement and that each signature block is dated as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Robin Lee